Exhibit (a)(1)(ii)

BLACKSTONE REAL ESTATE INCOME MASTER FUND

1 Heritage Drive

Mail Code: OHD0100

North Quincy, MA 02171

Offer to Repurchase Up to 21,057

Common Shares of Beneficial Interest

Dated November 20, 2019

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on December 20, 2019

Unless the Offer is Extended

To the Shareholders of Blackstone Real Estate Income Master Fund:

Subject to the terms and conditions set forth in this offer to repurchase (“Offer to Repurchase”) and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the “Offer”), Blackstone Real Estate Income Master Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to repurchase up to 21,057 of its outstanding common shares of beneficial interest, $0.001 par value per share (“Shares”), pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of December 31, 2019 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on December 20, 2019 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the repurchase price of such Shares) and such change could be material. The Fund determines the net asset value of its Shares as of the close of business on the last business day of each month, typically fifteen (15) business days following each month end. Any Shareholder who wishes to obtain the most recently calculated net asset value of the Shares should contact the Fund’s administrator, State Street Bank and Trust Company (“Administrator”), at (855) 890-7725 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12 month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early withdrawal fee” (described further below) of 2% of the aggregate net asset value of the Shares repurchased by the Fund. If applicable, the early withdrawal fee will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares on October 1 would not incur an early withdrawal fee for participating in a tender offer that has a valuation date of September 30 of the following year (or anytime thereafter). Blackstone Real Estate Income Advisors L.L.C., the Fund’s investment adviser (“BREIA”), may waive the early withdrawal fee in its sole discretion under certain circumstances.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer, who have not issued a standing letter of instruction to the Fund with tender offer instructions, should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund’s Administrator in the manner provided for in the Letter of Transmittal and set forth in Section 4 below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Administrator:

State Street Bank and Trust Company

1 Heritage Drive

Mail Code: OHD0100

North Quincy, MA 02171

Attention: Blackstone Real Estate Income Master Fund

Tel: (855) 890-7725

Fax: (617) 956-0400

2

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Repurchase and the related Letter of Transmittal.

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The Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to repurchase up to 21,057 Shares at a price equal to their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) effective as of December 31, 2019 or such later date as may be determined by the Board if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 4% of the outstanding Shares as of September 30, 2019. The Offer, which begins on November 20, 2019, will remain open until 11:59 p.m., Eastern Time, on December 20, 2019 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer. The Fund will review the net asset value calculation of the Shares during its audit for its fiscal year ending December 31, 2019, which the Fund expects will be completed by the end of February 2020, and the audited value may be used to determine the final amount paid for tendered Shares.

•	All Shares issued on or after February 1, 2019 that are tendered and repurchased in this Offer will be subject to a 2% “early withdrawal fee.” See Section 6.

•	Shareholders may tender all or a portion of their Shares.

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If you tender Shares and the Fund repurchases those Shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferable promissory note (to be held for you by the Administrator) entitling you to the payment(s) described below.

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an initial payment equal to 95% of the unaudited net asset value of the Shares tendered and repurchased, determined as of the Valuation Date (the “Initial Payment”), which will be paid to the Shareholder, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, on or before the later of (a) 30 days after the Valuation Date or (b) if the Fund has requested the repurchase of all or a portion of its investments in order to fund the repurchase of Shares, ten business days after the Fund has received at least 95% of the aggregate repurchase amount; and

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a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of the Shares tendered and repurchased by the Fund as of the Valuation Date over (b) the Initial Payment; such Contingent Payment to be payable promptly after completion of the Fund’s next annual audit.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment and the Contingent Payment by the amount of the fee.

•	The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

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If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous subscriptions in the Fund); borrowings, if necessary, and/or sales of investments. The Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

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Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). BREIA expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, effective March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

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Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. You have the right to change your mind and withdraw your tendered Shares any time until the earlier to occur of the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after the Expiration Date. If you would like to tender your Shares, and you have not issued a standing letter of instruction to the Fund with tender offer instructions, you must complete the Letter of Transmittal enclosed with the Offer to Repurchase, and return it as instructed in the Letter of Transmittal to the Administrator by (a) mail at 1 Heritage Drive, Mail Code: OHD0100, North Quincy, MA 02171, Attention: Blackstone Real Estate Income Master Fund or (b) fax to (617) 956-0400, Attention: Blackstone Real Estate Income Master Fund. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you have submitted tender offer documents and did not receive a confirmation within 15 business days following the expiration of the tender period, please confirm receipt of your Letter of Transmittal with the Administrator by calling (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). It is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

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The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your repurchase price). If you would like to obtain the net asset value of your Shares, which the Administrator calculates monthly, you may contact the Administrator by calling (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this Offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Board intends to consider the continued desirability of the Fund making an offer to repurchase Shares four times each year, but the Fund is not required to make any such offer.

The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions of Shares are made by new and existing Shareholders from time to time, although there can be no assurances that such new or additional subscriptions will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Repurchase and Price. The Fund will repurchase, upon the terms and subject to the conditions of the Offer, up to 21,057 outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The repurchase price of a Share tendered will be its net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on September 30, 2019, there were approximately 594,332 Shares issued and outstanding, with an estimated net asset value per share of $1,319.96. Shareholders may obtain the net asset value information, which is calculated monthly, until the Expiration Date of the Offer by contacting the Administrator at (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time), or by visiting the Fund’s website at http://www.blackstone.com/the-firm/asset-management/registered-funds#c=blackstone-real-estate-income-fund. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If fewer than 21,057 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than 21,057 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Shares that the Fund is offering to repurchase to a number it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer, who have not issued a standing letter of instruction to the Fund with tender offer instructions, must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal or standing letter of instruction must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Administrator, submissions may be made either by (i) mail at 1 Heritage Drive, Mail Code: OHD0100, North Quincy, MA 02171, Attention: Blackstone Real Estate Income Master Fund or (ii) fax to (617) 956-0400 Attention: Blackstone Real Estate Income Master Fund. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Administrator at (855) 890-7725. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, BREIA, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before or after the Expiration Date, provided that the Fund has not accepted such tendered Shares at the time of withdrawal. A form to use to give notice of withdrawal is enclosed with the Offer to Repurchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Repurchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to repurchase such Shares.

If you tender Shares and the Fund repurchases those shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferrable promissory note (to be held for you by the Administrator) entitling you to the payment(s) described below.

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an initial payment equal to 95% of the unaudited net asset value of the Shares tendered and repurchased, determined as of the Valuation Date (the “Initial Payment”), which will be paid to the Shareholder, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, on or before the later of (a) 30 days after the Valuation Date or (b) if the Fund has requested the repurchase of all or a portion of its investments in order to fund the repurchase of Shares, ten business days after the Fund has received at least 95% of the aggregate repurchase amount; and

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a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of the Shares tendered and repurchased by the Fund as of the Valuation Date over (b) the Initial Payment; such Contingent Payment to be payable promptly after completion of the Fund’s next annual audit.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment and the Contingent Payment by the amount of the fee.

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The promissory note may be prepaid, without premium, penalty or notice, at any time or from time to time.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

        The amount a Shareholder is entitled to be paid for Shares tendered to the Fund with a tender valuation date within 12 months of the original issue date will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early withdrawal fee.” If applicable, payment of the early withdrawal fee will be made by reducing the repurchase proceeds. The early withdrawal fee will be retained by the Fund for the benefit of remaining Shareholders. Shares repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares repurchased by such Shareholder. BREIA may waive the early withdrawal fee in its sole discretion under certain circumstances.

Other than the early withdrawal fee, the Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Shares.

The Fund expects that the repurchase price for Shares acquired pursuant to the Offer to Repurchase will be derived from: (1) cash on hand; and/or (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund. The Fund may also use borrowings to repurchase Shares, if necessary. Payments for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than BREIA otherwise would liquidate such holdings, potentially resulting in losses, reduced tax efficiency and may increase the Fund’s portfolio turnover. BREIA intends to take measures to attempt to avoid or reduce such potential losses and turnover.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after December 31, 2019 and in that case, for purposes of determining the repurchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were repurchased; or (c) the Independent Trustees of the Fund determine that it is not in the best interest of the Fund to repurchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is registered under the 1940 Act, as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. Blackstone Real Estate Income Fund (“Feeder Fund I”), Blackstone Real Estate Income Fund II (“Feeder Fund II,” and together with Feeder Fund I, the “Feeder Funds,” and each a “Feeder Fund”) and the Fund are organized in what is commonly referred to as a “master-feeder” structure. The principal executive office of the Fund is located at 345 Park Avenue, New York, New York 10154 and the telephone number is (212) 583-5000. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept repurchases for Shares from time to time or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with BREIA; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the repurchase price for Shares acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of September 30, 2019, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Person	Shares	Percentage of the Fund’s Outstanding Shares
Feeder Fund I	437,932.62	73.68%
Feeder Fund II	156,399.09	26.32%
BREIA	0	0%
Michael B. Nash	0	0%
Benedict Aitkenhead	0	0%
Edward H. D’Alelio	0	0%
Michael Holland	0	0%
Thomas W. Jasper	0	0%

Pursuant to a standing letter of instruction, each Feeder Fund will tender a portion of its Shares pursuant to the Offer in connection with such Feeder Fund’s offer on September 26, 2019 to repurchase shares of such Feeder Fund from its shareholders. Except for the foregoing, none of the persons listed above intends to tender any of its Shares in the Offer.

9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund from U.S. Shareholders (as defined below) pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. The following discussion does not contain a detailed description of all the Federal income tax consequences that might apply to Shareholders based on their particular circumstances, including if a Shareholder is subject to special tax treatment. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income, and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust.

A sale of Shares for cash in the Offer will generally not be a taxable transaction for U.S. federal income tax purposes, but will reduce the adjusted basis of the tendering U.S. Shareholder’s interest in the Fund by the amount of cash received in the Offer and any reduction in such U.S. Shareholder’s share of Fund liabilities. If, however, the cash received by a tendering U.S. Shareholder in the Offer (along with any reduction in such U.S. Shareholder’s share of Fund liabilities) exceeds the adjusted basis of its interest in the Fund, such U.S. Shareholder will be treated as having recognized gain from the sale or exchange of such interest. Such recognized gain will generally be treated as capital gain, and will generally be long-term capital gain if the U.S. Shareholder has held its Shares for more than one year on the date of such sale; provided, that a capital contribution by the U.S. Shareholder within the one-year period ending on such date will cause part of such gain to be short-term. To the extent that a portion of any such gain is treated as interest, that portion will be taxed to the U.S. Shareholder as ordinary income.

The Fund will generally be required to back-up withhold 28% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless the U.S. Shareholder has completed and submitted to the Fund an IRS Form W-9 providing the U.S. Shareholder’s employer identification number or social security number, as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (c) an exception applies under applicable law. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. Federal income tax liability, provided the required information is furnished to the IRS.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Administrator at (855) 890-7725 or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. For information about the operation of the Public Reference Room, call (202) 551-8090.

Financial Statements

The unaudited semi-annual consolidated financial statements of the Fund dated June 30, 2019 and the schedule of investments of the Fund dated June 30, 2019, both filed with the SEC on EDGAR on Form N-CSR on September 6, 2019, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual consolidated financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.